Exhibit 99.18

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

CYBIN COMPLETES REVERSE TAKE-OVER TRANSACTION

Common Shares Expected to Commence Trading on the NEO Exchange on or about November 10, 2020

TORONTO, CANADA – November 5, 2020 – CYBIN Inc. (formerly Clarmin Explorations Inc.) (“CYBIN” or the “Company”), a life sciences company initially focused on psychedelic pharmaceutical therapies, today announced it has completed its previously announced reverse takeover of Clarmin Explorations Inc. (“Clarmin”) pursuant to the terms of an amalgamation agreement dated June 26, 2020, as amended on October 21, 2020 (the “Amalgamation Agreement”), among Cybin Corp., Clarmin and 2762898 Ontario Inc. (“SubCo”), a wholly-owned subsidiary of the Company (the “Reverse Takeover”). The Reverse Takeover was completed by way of a “three-cornered” amalgamation pursuant to the provisions of the Business Corporations Act (Ontario) whereby Cybin Corp. amalgamated with SubCo to form an amalgamated corporation and a wholly owned subsidiary of the Company. The Company now focuses on the business of Cybin Corp., which includes psychedelic drug development, unique delivery mechanisms, improved novel compounds and protocols that target psychiatric and neurological conditions.

Prior to the Reverse Takeover taking effect, the Company (a) continued out of the jurisdiction of the Business Corporations Act (British Columbia) and into the jurisdiction of the Business Corporations Act (Ontario) (the “Continuance”), (b) consolidated its common shares (the “Common Shares”) on the basis of 6.672 common shares into one new common share (the “Consolidation”), (c) changed its name to Cybin Inc. (the “Name Change”), and (d) de-listed the Common Shares from the facilities of the TSX Venture Exchange. On closing of the Reverse Takeover, the holders of common shares in the capital of Cybin Corp. (each, a “Cybin Share”) received one (post-Consolidation) Common Share for each common share in the capital of Cybin Corp. outstanding immediately prior to completion of the Reverse Takeover. The Continuance, Consolidation and Name Change were approved at the annual and special meeting of the shareholders of the Company held on August 13, 2020. In conjunction with the closing of the Reverse Takeover, the Company’s auditors will be Zeifmans LLP. The Company’s Common Shares (post-Continuance, Consolidation and Name Change) are expected to commence trading on the NEO Exchange at the opening of the markets on or about November 10, 2020, subject to the satisfaction of certain conditions to listing, under the symbol “CYBN.” A further press release will be issued once trading has commenced.

“We are very pleased to have completed the Reverse Takeover and to have received conditional approval to list CYBIN’s shares on the NEO Exchange. We anticipate it will help us to enhance our visibility within the investment community and broaden our investor base, with the goal of building long-term shareholder value. It also represents an important step forward in advancing our development plans,” said Doug Drysdale, CYBIN’s Chief Executive Officer. “We believe in the application of psychedelic therapies and look forward to advancing them and our other product candidates.”

As previously announced, on October 19, 2020, Cybin Corp. and the Company announced the closing of a private placement offering (the “Offering) of an aggregate of 60,000,000 subscription receipts of Cybin Corp. (the “Subscription Receipts”) at a price of CDN$0.75 per Subscription Receipt for aggregate gross proceeds of CDN$45 million. Stifel GMP and Eight Capital (together, with Stifel GMP, the “Co-Lead Agents”) served as co-lead agents on behalf of a syndicate of agents, which included Canaccord Genuity Corp., Haywood Securities Inc. and Echelon Wealth Partners Inc. (together with the Co-Lead Agents, the “Agents”). Upon satisfaction of certain escrow release conditions and immediately prior to the completion of the Reverse Takeover, each Subscription Receipt converted into one Cybin Share without payment of any additional consideration or further action on the part of the holder thereof. At the effective time of the Reverse Takeover, each Cybin Share was exchanged for one Common Share (on a post-Consolidation basis) and the escrowed proceeds, net the remaining 50% of the fees due to the Agents and certain expenses of the subscription receipt agent, were released to Cybin Corp. The Company expects to use the net proceeds of the Offering to progress the Company’s psychedelic therapies and nutraceutical products, as well as for working capital and general corporate purposes.

The Offering included participation from several new investors, namely RA Capital Management, Janus Henderson Investors, Kearny Venture Partners, LifeSci Venture Partners, and Bail Capital, and other undisclosed institutional investors. Existing Cybin Corp. investors include Grey House Partners, and JLS Fund, Subversive Capital, among others.

Following the Reverse Takeover, the leadership team of the Company is as follows:

•	Doug Drysdale — Chief Executive Officer

•	Paul Glavine — Director and Chief Operating Officer

•	Eric So — Director and President

•	John Kanakis — SVP Business Development

•	Greg Cavers — Chief Financial Officer

•	Jukka Karjalainen Ph.D., M.D. — Chief Medical Officer

•	Jacqueline Poriadjian — Chief Marketing Officer

•	Eric Hoskins — Director

•	Mark Lawson — Director

•	Grant Froese — Director

Additional information related to the Company’s business and the Reverse Takeover (including the members of the management team and board of directors listed above) will be available in the Company’s listing statement, which will be filed under Clarmin’s profile on SEDAR (www.sedar.com) prior to the commencement of trading.

Early Warning

Immediately prior to the Reverse Takeover, Paul Glavine, John Kanakis, and Eric So did not hold any Common Shares or other securities convertible into Common Shares. As a result of the Reverse Takeover, (a) Mr. Glavine has beneficial ownership of, or control or direction over, an aggregate of 11,242,407 Common Shares representing approximately 8.56% of the issued and outstanding Common Shares on a non-diluted basis, and 15,429,907 Common Shares and other securities convertible into Common Shares within 60 days, representing approximately 11.28% of the issued and outstanding Common Shares on a partially-diluted basis; (b) Mr. Kanakis has beneficial ownership of, or control or direction over, an aggregate of 11,365,410 Common Shares representing approximately 8.66% of the issued and outstanding Common Shares on a non-diluted basis, and 15,552,910 Common Shares and other securities convertible into Common Shares within 60 days, representing approximately 11.48% of the issued and outstanding Common Shares on a partially-diluted basis; and (c) Mr. So has beneficial ownership of, or control or direction over, an aggregate of 11,572,411 Common Shares representing approximately 8.82% of the issued and outstanding Common Shares on a non-diluted basis, and 15,759,911 Common Shares and other securities convertible into Common Shares within 60 days, representing approximately 11.63% of the issued and outstanding Common Shares on a partially-diluted basis.

The Common Shares were acquired for investment purposes and Mr. Glavine, Mr. Kanakis, and Mr. So have no current intention to acquire control or direction over additional securities of the Company as of the date of this news release, either alone or together with any joint actors. A copy of the early warning reports providing further details of Mr. Glavine, Mr. Kanakis, and Mr. So’s holdings will be available on the Company’s SEDAR profile at www.sedar.com. A copy of those reports can be obtained by contacting Jacqueline Poriadjian, Chief Marketing Officer, at 1-888-422-9246.

About CYBIN

CYBIN is a life sciences company advancing psychedelic pharmaceutical treatments for various psychiatric and neurological conditions. CYBIN is developing technologies and delivery systems aiming to improve bioavailability to achieve the desired effects of psychedelics at low dosage levels. The new delivery systems are expected to be studied through clinical trials to confirm safety and efficacy.

Cautionary Note Regarding Forward-Looking Statements

This news release contains statements that constitute “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause CYBIN’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could,” or “should” occur.

Forward-looking statements in this document include, among others, statements relating to expectations regarding the increase to the Company’s shareholder base, increased shareholder value, expansion of the Company’s product offerings and the effectiveness of such products, the use of proceeds of the Offering, timing of listing on the NEO Exchange, the business plans of CYBIN and other statements that are not historical facts. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: (a) following completion of the Reverse Takeover, the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; (b) compliance with extensive government regulation; (c) domestic and foreign laws and regulations could adversely affect the Company’s business and results of operations; (d) the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance; (e) adverse changes in the public perception of psilocybin and nutraceutical products; (f) decreases in the prevailing prices for psilocybin and nutraceutical products in the markets that the Resulting Issuer will operate in; and (g) the impact of COVID-19.

CYBIN makes no medical, treatment or health benefit claims about CYBIN’s proposed products. The U.S. Food and Drug Administration or other similar regulatory authorities have not evaluated claims regarding psilocybin or nutraceutical products. The efficacy of such products have not been confirmed by FDA-approved research. There is no assurance that the use of psilocybin or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. CYBIN has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that CYBIN verified such in clinical trials or that CYBIN will complete such trials. If CYBIN cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on CYBIN’s performance and operations.

The forward-looking information contained in this news release represents the expectations of CYBIN as of the date of this news release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. CYBIN undertakes no obligation to update these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

This news release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. CYBIN’s securities have not been and will not be registered under the United States

Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

CybinCorp@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc.

lwilson@insitecony.com

Media Liaisons:

Jackie Poriadjian

Chief Marketing Officer, CYBIN

Jackie@cybin.com

Annie Graf

KCSA Strategic Communications

agraf@kcsa.com